June 6, 2019

Zane Burke
Chief Executive Officer
Livongo Health, Inc.
150 West Evelyn Ave., Suite 150
Mountain View, CA 94041

       Re: Livongo Health, Inc.
           Draft Registration Statement on Form S-1
           Submitted May 10, 2019
           CIK 0001639225

Dear Mr. Burke:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted May 10, 2019

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Prospectus Summary, page 1

2. Please disclose the basis for your assertions about your competitive position within your industry. We note, for example, your disclosure on page 1 ("Livongo is the first company leading a new category in healthcare . . ."), page 3 ("We are the first company to sit at the
 Zane Burke
FirstName LastNameZane Burke
Livongo Health, Inc.
Comapany NameLivongo Health, Inc.
June 6, 2019
Page 2
June 6, 2019 Page 2
FirstName LastName
         intersection of data science . . ."), and page 101 ( "Livongo is the first to apply this kind of personalized approach to healthcare"). Also disclose any material assumptions in calculating your estimates of the market opportunity amounts on page
5.
Business, page 101

3. We note your disclosure on page 25 that sales through one of your channel partners represented 33% of your revenue and 32% of your Livongo for Diabetes members in
         2018. Please disclose the name of this channel partner and its relationship with you. See
         Item 101(c)(1)(vii) of Regulation S-K.
4. We note your product endorsements on pages 102, 104, 115 and 123. Please tell us with a view toward disclosure how the company obtained the endorsements and whether the company paid for the testimonials.
Livongo Health, Inc. Financial Statements
Note 16. Subsequent Events, page F-39

5. Please provide us with your significance computations for your February 2019 acquisition of myStrength and include the required financial statements and pro forma information in an amendment, if it is determined to be significant. Refer to Rule 3-05 and Article 11 of
         Regulation S-X.
Undertakings, page II-3

6.       Please provide the undertakings required by Item 512(a)(5)(ii) and
Item 512(a)(6) of
         Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule
         430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.
Exhibit Index, page II-5

7. Please file as exhibits your agreements for the Retrofit Inc. and myStrength, Inc.
         acquisitions. See Item 601(b)(2) of Regulation S-K.
 Zane Burke
Livongo Health, Inc.
June 6, 2019
Page 3

       You may contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,

FirstName LastNameZane Burke                             Division of
Corporation Finance
                                                         Office of Beverages,
Apparel and
Comapany NameLivongo Health, Inc.
                                                         Mining
June 6, 2019 Page 3
cc:       Mark Baudler
FirstName LastName